Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE ORDINARY GENERAL MEETING
OF APRIL 25, 2011

DATE, TIME AND PLACE: On April 25, 2011 at 3:20 p.m. at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras in the city and state of São Paulo.

CHAIR: Roberto Egydio Setubal – Chairman and Leila Cristiane Barboza Braga de Melo – Secretary.

QUORUM: stockholders representing more than 2/3 of the voting capital stock.

LEGAL ATTENDANCE: members of the Company’s management and representatives of the Fiscal Council, Audit Committee and of PricewaterhouseCoopers Auditores Independentes.

CONVENING NOTICE: published in the newspapers Valor Econômico, editions of April 4 (page C1), April 5 (page C1) and April 6, 2011 (page C1) and Diário Oficial do Estado de São Paulo, (the Official Gazette of the State of São Paulo) editions of April 5 (page 36), 6 (page 54) and April 7, 2011 (page 45).

NOTICE TO STOCKHOLDERS: the publication of the notice to shareholders relative to Article 133 of Law No. 6,404/76, pursuant to its 5th paragraph was waived. The documents mentioned in subsection VI of Article 21 of CVM Instruction 480/09 and pursuant to Article 9 of CVM Instruction 481/09 were made available on March 25, 2011 through the Periodic and Eventual Information System (“IPE”) of the Brazilian Securities and Exchange Commission – CVM and the site of the Company (http://www.itau-unibanco.com.br/ri).

RESOLUTIONS ADOPTED BY THE ATTENDEES:

1.  After taking cognizance of the Management Discussion and Analysis and the Report of the Independent Auditors, the opinion of the Fiscal Council and the summary of the report of the Audit Committee and considering the abstention of the those legally impeded to vote, the stockholders approved the Account Statements for the fiscal year ending December 31, 2010 and the waiving of their reading, expressly ratifying the values paid to the members of the management as shown in the said statements. The said documents were published on March 3, 2011 in the newspapers Diário Oficial do Estado de São Paulo (pages 59 to 84) and Valor Econômico (pages. E7 to E20). Analogous documents, alluding to the semester ending June 30, 2010, were published on August 24, 2010 in the newspaper Valor  Econômico (pages E5 to E17).

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2. Ratified the proposal of the Board of Directors as to the appropriation of net income for the fiscal year  as shown in the Account Statements for December 31, 2010 in the amount of R$10,272,015,528.35 (ten billion, two hundred and seventy-two million, fifteen thousand, five hundred and twenty-eight reais and thirty-five cents), which in addition to R$357,931,000.00 (three hundred and fifty-seven million, nine hundred and thirty-one thousand reais) with relation to the reserve for  profits to be appropriated constituted on December 31, 2008, allocation being as follows: (a)  R$513,600,776.42 (five hundred and thirteen million, six hundred thousand, seven hundred and seventy-six reais and forty-two cents) to the Legal Reserve account;  (b)  R$5,633,795,439.86 (five billion, six hundred and thirty-three million, seven hundred and ninety-five thousand, four hundred and thirty-nine reais and eighty-six cents) to the statutory reserve accounts, being: R$754,588,063.90 (seven hundred and fifty-four million, five hundred and eighty-eight thousand and sixty-three reais and ninety cents) to the Dividends Equalization account; R$1,951,682,950.38 (one billion, nine hundred and fifty-one million, six hundred and eighty-two thousand, nine hundred and fifty reais and thirty-eight cents) to the Working Capital Increase account; R$2,927,524,425.58 (two billion, nine hundred and twenty-seven million, five hundred and twenty-four thousand, four hundred and twenty-five reais and fifty-eight cents) to the Increase in Capital of Investees account; and (c)  R$4,482,550,312.07 (four billion, four hundred and eighty-two million, five hundred and fifty thousand, three hundred and twelve reais and seven cents) for payment of dividends and interest on capital, to be incorporated in the mandatory dividend pursuant to Article 9 of Law No. 9,249/95, further ratifying the resolutions of the Board of Directors with respect to the anticipated payment to the stockholders of these dividends and interest on capital, incorporated in the value of the mandatory dividend for 2010.

3. To reelect the 13 (thirteen) current members making up the Board of Directors for the term of office which shall expire with the investiture of those elected by the Ordinary General Meeting to be held in 2012, as follows: (i) ALCIDES LOPES TÁPIAS, Brazilian, married, lawyer, bearer of  ID (RG-SSP/SP) number 3.262.877, registered in the tax register (CPF) under number 024.054.828-00, domiciled in São Paulo (SP) at Av. Paulista, 37, 10th floor; (ii) ALFREDO EGYDIO ARRUDA VILLELA FILHO, Brazilian, married, engineer, bearer of ID (RG-SSP/SP) number 11.759.083-6, registered in the tax register (CPF) under number 066.530.838-88, domiciled in São Paulo (SP) at Rua Sansão Alves dos Santos, 102, 5th floor; (iii) ALFREDO EGYDIO SETUBAL, Brazilian, married, business administrator, bearer of ID (RG-SSP/SP) number 6.045.777-6, registered in the tax register (CPF) under number 014.414.218-07, domiciled in São Paulo (SP) at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco; (iv) CANDIDO BOTELHO BRACHER, Brazilian, married, business administrator, bearer of ID (RG-SSP/SP)  number 10.266.958-2, registered in the tax register (CPF) under number 039.690.188-38, domiciled in São Paulo (SP) at Av. Brigadeiro Faria Lima, 3.400, 4th floor; (v) FERNANDO ROBERTO MOREIRA SALLES, Brazilian, married, industrialist, bearer of ID  (RG-SECC/RJ) number 2.066.712-7, registered with the tax register (CPF) under 002.938.068-53, domiciled in São Paulo (SP) at Av. das Nações Unidas, 12.901, Torre Oeste, 23rd floor; (vi) FRANCISCO EDUARDO DE ALMEIDA PINTO, Brazilian, divorced, economist, bearer of ID (RG-IFP/RJ) number 04.061.799-5, registered in the tax register (CPF) under number 664.266.777-87, domiciled in São Paulo (SP), at Av. das Nações Unidas, 12.901, Torre Oeste, 24th floor; (vii) GUSTAVO JORGE LABOISSIÈRE LOYOLA, Brazilian, married, PhD in economics, bearer of ID (RG-SSP/DF) number 408.776, registered in the Brazilian tax register (CPF) under number 101.942.071-53, domiciled in São Paulo (SP) at Rua Estados Unidos, 498; (viii) HENRI PENCHAS, Brazilian, married, engineer, bearer of ID (RG-SSP/SP) under number 2.957.281, registered in the tax register  (CPF) under number 061.738.378-20, domiciled in São Paulo (SP) at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 12th floor; (ix) ISRAEL VAINBOIM, Brazilian, divorced, engineer, bearer of ID (RG-SSP/SP) number 14.189.351, registered in the tax register (CPF) under number 090.997.197-87, domiciled in São Paulo (SP) at Av. Eusébio Matoso, 891, 22nd floor; (x) PEDRO LUIZ BODIN DE MORAES, Brazilian, married, economist, bearer of ID (RG-IFP/RJ) number 3.733.122, registered in the tax register (CPF) 548.346.867-87, domiciled in the United Kingdom at Evelyn Gardens, 32, Flat 5, London, SW7 3BJ; (xi) PEDRO MOREIRA SALLES, Brazilian, married, banker, bearer of ID (RG-SSP/SP) number 19.979.952, registered in the tax register  (CPF) under number 551.222.567-72; (xii) RICARDO VILLELA MARINO, Brazilian, married, engineer, bearer of ID (RG-SSP/SP) number 15.111.115-7, registered in the tax register (CPF) under number 252.398.288-90, and (xiii) ROBERTO EGYDIO SETUBAL, Brazilian, married, engineer, bearer of ID (RG-SSP/SP) under number 4.548.549, registered in the tax register (CPF) under number 007.738.228-52, all the foregoing domiciled in the city and state of São Paulo (SP), at Praça Alfredo Egydio de Souza Aranha, 100 – Torre Olavo Setubal – Piso Itaú Unibanco.

SUMMARIZED MINUTES OF THE ORDINARY GENERAL MEETING OF APRIL 25 2011 AT 3:20P.M. OF ITAÚ UNIBANCO HOLDING S.A.	Page 3

4. Registered the presentation of the substantiating documents for meeting the prior conditions for eligibility pursuant to articles 146 and 147 of Law No. 6,404/76 and in the prevailing regulations, especially Resolution 3.041/02 of the National Monetary Council (“CMN”) and Article 3 of the Brazilian Securities and Exchange Commission’s Instruction No. 367/02.

5. The formalization of the investiture of the reelected members shall be subject to prior ratification of the Central Bank of Brazil (“BACEN”).

6. To elect to make up the Fiscal Council of the Company: (i) at the indication of the stockholder Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI, in its position has the holder of preferred shares: as effective member ARTEMIO BERTHOLINI, Brazilian, married, accountant, bearer of ID (RG-SSP/SP) number 3.638.656-X, registered in the tax register (CPF) under number 095.365.318-87, domiciled in São Paulo (SP) at Rua Vergueiro, 2.016, 9th floor and as respective alternate, ERNESTO RUBENS GELBCKE Brazilian, married, accountant, bearer of ID (RG-SSP/SP) number 2.660.114, registered in the tax register (CPF) under number 062.825.718/04, domiciled in São Paulo (SP) at Rua Vergueiro, 2016, 8th y 9th floor; and (ii) at the indication of IUPAR – Itaú Unibanco Participações S.A., in the position of controlling stockholder: as effective members IRAN SIQUEIRA LIMA, Brazilian, married, economist, bearer of ID (RG/CORECON–1st Region) number 4587, registered in the tax register (CPF) under number 035.001.957-68, domiciled in São Paulo (SP) at Av. Prof. Luciano Gualberto, 908, FEA-3 – Cidade Universitária and ALBERTO SOZIN FURUGUEM, Brazilian, married, economist, bearer of ID (RG/CORECON 1st Region) number 2808-8, registered in the tax register (CPF) under number 046.876.477-15, domiciled in the city and state of Rio de Janeiro at Av. Rio Branco, 45, room 1914 and as their respective alternates, JOSÉ CARUSO CRUZ HENRIQUES, Brazilian, married, lawyer, bearer of ID (RG-SSP/SP) number 4.329.408, registered in the tax register (CPF) under number 372.202.688-15, domiciled in São Paulo (SP) at Av. Pacaembu, 1962, and JOÃO COSTA, Brazilian, married, economist, bearer of ID (RG-SSP/SP) number 4.673.519, registered in the tax register (CPF) under number 476.511.728-68, domiciled in São Paulo (SP) at Rua Dr. Abílio Martins de Castro, 75. The aforementioned members who shall make up the Fiscal Council of the Company shall have a term of office until the Ordinary General Meeting to be held in 2012.

7. Registered the presentation of the substantiating documents for meeting the prior conditions for eligibility pursuant to Article 162 of Law No. 6,404/76.

8. With abstention of those legally impeded from voting, to establish: (i) the annual and aggregate amounts of compensation for the Board of Directors and for the Executive Board, also encompassing the advantages or benefits of any nature which may eventually be granted, readjusted in accordance with the compensation policy  adopted by the Corporation and which shall be attributed  to their respective members in the manner to be decided by the Board of Directors: up to R$11,000,000.00 (eleven million reais) to the Board of Directors and up to R$115,000,000.00 (one hundred and fifteen million reais) to the Executive Board, the controlled companies also able to effect payment of the compensation of the members of management; (ii) the individual monthly compensation of the effective Fiscal Councilors and alternates of R$12,000.00 (twelve thousand reais) and R$5,000.00 (five thousand reais), respectively.

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9. The publication of the minutes of the Meeting omitting the names of stockholders present was also approved pursuant to Paragraph 2, Article 130 of Law No. 6,404/76.

QUORUM FOR THE RESOLUTIONS: The resolutions were adopted by a majority of votes.

FILED DOCUMENTS: Balance Sheet and the other Account Statements, Management Discussion and Analysis and the Report of the Independent Auditors, Opinion of the Fiscal Council and summary of the report of the Audit Committee. The Proposal of the Board of Directors of March 31, 2011 and the Stockholder Statements and Voting Declarations were also filed at the Company’s registered offices and authenticated by the Chair of the Meeting, at the request of the Stockholders Carlos Alexandre Gentil Philomeno Gomes and S.A. Philomeno Indústria e Comércio, recording the declaration of their votes opposing the resolutions under items 1 and 2 on the agenda.

CONCLUSION: There being no further matters on the agenda and no manifestation from the floor, the work of the meeting was declared concluded, these minutes being drafted, read, approved and then signed by all. São Paulo (SP), April 25, 2011. (signed) Roberto Egydio Setubal - Chairman; Leila Cristiane Barboza Braga de Melo - Secretary;

ALFREDO EGYDIO SETUBAL Investor Relations Officer